FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 16, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for July 18, 2006 and incorporated by reference herein is the Registrant’s immediate report dated October 16, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: October 16, 2006

BLUEPHOENIX SOLUTIONS LTD. ANNOUNCES THE INTEREST RATE ON ITS CONVERTIBLE NOTES LISTED IN ISRAEL FOR THE 3-MONTHS ENDING ON OCTOBER 31, 2006

HERZLIA, Israel – October 16 , 2006 – BluePhoenix Solutions (NASDAQ: BPHX – News) announced today that pursuant to the prospectus filed in Israel on February 1st, 2006 with respect to convertible notes listed on the TASE, the interest rate on the notes for the period commencing on August 1st 2006 and ending on October 31st, 2006 is 1.718%.

The interest on the notes was set at LIBOR 3 months +1.5% per annum, which sums up to an annual interest rate of 6.8719%. The interest is payable every 3 months beginning on May 1st, 2006.

The interest will be paid in cash to all registered notes holders as of the record day, which is October 20th, 2006.

The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services helps customers grow revenue, reduce costs, shorten time to market, and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application, and platform migrations; SOA enablement: field transformations; system standardizations; application development and redevelopment; and application outsourcing.

Its solutions serve companies from numerous, diverse industries, such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, RSI, SDC Udvikling, and TEMENOS. BluePhoenix has 10 offices in the USA, UK, Denmark, Germany, Italy and Israel.

For more information, please visit www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, the ability to develop new business lines and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

All names and trademarks are their owners’ property.

Company Contact: Iris Yahal +972-9-9526110